UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 24, 2024

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On July 24, 2024, Phoenix Capital Group Holdings, LLC (the “Company”) entered into the first amendment (the “First Amendment”) to that certain Commercial Credit Agreement, dated as of July 24, 2023 (prior to the date of the First Amendment, the “Original Credit Agreement”; the Original Credit Agreement, as amended by the First Amendment, the “Credit Agreement”), by and among the Company, Phoenix Operating LLC (collectively with the Company, the “Borrowers”) and Amarillo National Bank (“ANB”).

Pursuant to the First Amendment, among other things, the maturity date for the $30 million revolving credit loan provided by ANB to the Borrowers was extended from July 24, 2024 to September 24, 2024. There was no change to the Company’s outstanding indebtedness or borrowing capacity in connection with the First Amendment.

The foregoing description of the First Amendment is a summary and is qualified in its entirety by reference to the First Amendment and modifications to the related promissory note, copies of which are attached hereto as Exhibit 99.1 and 99.2, and which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC,

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager

Date:	July 26, 2024

Exhibit Index Exhibit No.	Description

99.1	First Amendment to Commercial Credit Agreement by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC and Amarillo National Bank, LLC, dated as of July 24, 2024

99.2	Modification of Promissory Note, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC and Amarillo National Bank, LLC, dated as of July 24, 2024